[Chapman and Cutler LLP Letterhead]

October 1, 2025

VIA EDGAR CORRESPONDENCE

Daniel Greenspan
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Mr. Greenspan,

This letter responds to your additional comments provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on July 18, 2025 (the “Registration Statement”). The Registration Statement relates to the Amplify Ethereum 3% Monthly Option Income ETF (a “Fund” or the “Option Income ETF”) and Amplify Ethereum Max Income Covered Call ETF (a “Fund” or the “Covered Call ETF”, and collectively with the Option Income ETF, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the applicable Registration Statement. References to a “Fund” and to changes to be made to a Fund’s Registration Statement shall be deemed to refer to each Fund unless otherwise stated below.

Comment 1 – Amplify Ethereum 3% Monthly Option Income ETF and Amplify Ethereum Max Income Covered Call ETF – Principal Investment Strategies

The Staff references the comment response letter filed with the Commission on or about September 22, 2025 (the “Prior Comment Letter”). The supplemental response to Comment 4 of the Prior Comment Letter noted that each Fund is not targeting a specific rate of distribution. Please consider adding this to the disclosure to each Fund’s prospectus.

Response to Comment 1

The Funds have revised the disclosure in accordance with the Staff’s comment.

Comment 2 – Amplify Ethereum 3% Monthly Option Income ETF and Amplify Ethereum Max Income Covered Call ETF – Principal Investment Strategies

The Staff notes that in Comment 5 of the Prior Comment Letter, the Staff asked each Fund to revise the disclosure to clearly note that there is no guarantee that the Fund will make a distribution in any given period. Please consider further revisions to the disclosure to include the effect of return of capital on each Fund’s NAV.

Response to Comment 2

The Funds have revised the disclosure in accordance with the Staff’s comment.

Comment 3 – Amplify Ethereum 3% Monthly Option Income ETF– Principal Investment Strategies

The Staff notes the following disclosure set forth in the “Principal Investment Strategies” section:

The Fund expects to make distributions from the income generated from its call writing strategy on a monthly basis.

Please consider adding the phrase “if any” to this sentence as there is no guarantee of income.

Response to Comment 3

The Option Income Fund has revised the disclosure in accordance with the Staff’s comment.

Comment 4 – Amplify Ethereum 3% Monthly Option Income ETF and Amplify Ethereum Max Income Covered Call ETF – General

Please ensure that each Fund’s cautionary disclosures are identical, if applicable.

Response to Comment 4

The Funds have revised the disclosure in accordance with the Staff’s comment.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren